UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 28, 2014

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 – 8 Avenue S.W.

Calgary, Alberta

Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Dated: May 28, 2014	By:	/s/ Joanne Alexander
	Name:	Joanne Alexander
	Title:	General Counsel and Corporate Secretary

Exhibit	Title

99.1	PRECISION DRILLING ANNOUNCES PROPOSED PRIVATE OFFERING OF US$400 MILLION SENIOR NOTES DUE 2024 AND AMENDMENT TO ITS REVOLVING CREDIT FACILITY

99.2	PRECISION DRILLING ANNOUNCES MIDDLE EAST NEWBUILD AWARD